Exhibit 99.1
YINGLI GREEN ENERGY ANNOUNCES PLANS TO
CONSTRUCT A SOLAR POWER PLANT IN BEIJING, CHINA
BAODING, China — August 22, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it has entered into a framework agreement with the local government of a county in Beijing regarding the proposed construction of a 10 MW solar power plant.
Under the framework agreement, a wholly-owned subsidiary of Yingli Green Energy and an entity controlled by the county government would establish a new company to construct the plant. Subject to further negotiations, the construction of the project would be expected to begin in the second half of 2009. In addition to further negotiations, governmental approvals relating to, among other things, project planning, connection to the electricity transmission grid and the feed-in tariff are expected to be required and therefore no assurance can be given that the project will proceed as currently contemplated or at all.
“We are excited about this opportunity to construct an on-grid solar power plant in Beijing, which would be the first solar power plant we construct and operate,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We believe our participation in this project is in line with our strategy of expanding into downstream applications of PV technology and will further strengthen our vertical integration business model.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of a limited number of large-scale PV companies in the world to have adopted a vertically integrated business model. Yingli Green Energy currently plans to expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, Korea, France, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, please contact:
In China:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
In the United States:
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
In Hong Kong:
Jung Chang
Christensen
Tel: +852-2232-3973
Email: jchang@ChristensenIR.com

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